111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your preliminary comments regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 10, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest Growth-100 Enhanced ETF – [Month], FT Cboe Vest Growth-100 Quarterly Enhanced ETF, FT Cboe Vest U.S. Equity Quarterly Enhanced ETF and FT Cboe Vest U.S. Equity Uncapped Buffer15 ETF – [Month] (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

Please explain supplementally to the Staff how the Funds will comply with Rule 18f-4 under the Investment Company Act of 1940 (the “1940 Act”).

Response to Comment 1

The Funds intend to comply with Rule 18f-4 under the 1940 Act and will be subject to a derivatives risk management program to be adopted by the Board of Trustees of the Trust.

Comment 2 – General

Please explain supplementally to the Staff exactly how the options will be used to implement each Fund’s investment strategy (i.e., what is the options package and how does it work).

Response to Comment 2

The option package with varying strike prices below provides the mechanism for producing the desired outcomes of FT Cboe Vest Growth-100 Enhanced ETF – [Month], FT Cboe Vest Growth-100 Quarterly Enhanced ETF, and FT Cboe Vest U.S. Equity Quarterly Enhanced ETF.

The underlying ETF for FT Cboe Vest Growth-100 Enhanced ETF – [Month] and FT Cboe Vest Growth-100 Quarterly Enhanced ETF is QQQ. The underlying ETF for FT Cboe Vest U.S. Equity Quarterly Enhanced ETF is SPY.

Option (a) – (d) provide underlying ETF exposure. Option (e) provides enhanced exposure to underlying ETF. The strike price of option (f) produces the cap.

Label	Position	Underlying	Strike	Expiration
(a)	Purchased call option	QQQ/SPY ETF	Less than 100%	Final Day of Target Outcome Period
(b)	Sold put option		Less than 100%
(c)	Purchased put option		Greater than 100%
(d)	Sold call option		Greater than 100%
(e)	Purchased call option		100%
(f)	Sold call option		Cap, determined at beginning of Outcome Period

The option package with varying strike prices below provides the mechanism for producing the desired outcomes of FT Cboe Vest U.S. Equity Uncapped Buffer15 ETF – [Month]. For option (d), the number of contracts sold will be determined at the beginning of outcome period.

Label	Position	Underlying	Strike	Expiration
(a)	Purchased call option	SPY ETF	Less than 100%	Final Day of Target Outcome Period
(b)	Purchased put option		100%
(c)	Sold put option		Less than 100%
(d)	Sold call option		100%

Comment 3 – General

For a traditional defined outcome product, the fund’s net asset value generally correlates to the price of the underlying reference asset. Please explain supplementally to the Staff how this correlation could be impacted by the enhancement of returns sought by the Funds (i.e., is there a greater risk of non-correlation).

Response to Comment 3

Similar to traditional defined outcome products, the Funds’ net asset values generally correlate to the price of their underlying reference asset. The enhanced returns sought by certain of the Funds increase the magnitude by which the Funds’ net asset values move in relation to their underlying reference asset. For example, for the Funds with enhanced returns, the net asset value of the Fund will increase faster than the increase in the underlying asset’s positive returns up to the cap.

Comment 4 – General

Please provide supplementally to the Staff the bar charts, graphs and related explanatory notes contained in the Funds’ registration statements as soon as possible.

Response to Comment 4

Pursuant to the Staff's request, the bar charts, graphs and related explanatory notes for the Funds have been set forth on Exhibit A in this response.

The following comment relates only to the FT Cboe Vest Growth-100 Quarterly Enhanced ETF.

Comment 5 – General

The Staff notes to the extent the disclosure in this Registration Statement duplicates or is substantially similar to the Trust’s previously filed defined-outcome funds to which the Staff has given comments, please revise the disclosure in this filing to reflect all changes made to those defined-outcome fund filings in response to the Staff’s comments.

Response to Comment 5

The Registration Statement has been revised in accordance with this comment.

Comment 6 – General

Please supplementally confirm the Trust has considered all comments provided to its defined-outcome fund filings and incorporated revisions in response to all applicable comments so that, with respect to the same or similar disclosure in this filing, the disclosure is consistent with the Trust’s other defined-outcome fund filings. Please also file the Trust’s responses to these comments at least five (5) business days prior to the effectiveness of the Fund.

Response to Comment 6

The Fund confirms that it has considered all comments provided to the Trust’s other defined-outcome fund filings and has incorporated revisions in response to all applicable comments so that, with respect to the same or similar disclosure in this filing, the disclosure is consistent with the Trust’s other defined-outcome fund filings. Also, the Fund has filed its responses to the comments included herein at least five business days prior to the effectiveness of the Fund.

Comment 7 – Fund Name

Please disclose how the Fund’s investment objective and/or strategy is consistent with the term “Growth” in the name of the Fund. Additionally, please consider if the Principal Risks should include a risk relating to growth investment strategies.

Response to Comment 7

The Underlying ETF has material exposure to growth companies. Accordingly, the prospectus will be revised to disclose the risks of investing in such companies.

Comment 8 – Cover Page

Please revise the cover page disclosure to be consistent with the Trust’s filings made pursuant to Rule 485(a) under the Securities Act of 1933 on December 23, 2020, and please include any revisions necessary to include features of this Fund.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9 – Cover Page

The cover page states, “The pre-determined outcomes sought by the Fund, which include “enhanced” returns of approximately twice the price appreciation of the Underlying ETF, subject to a predetermined maximum return cap …” Please revise the disclosure throughout the prospectus to make clear that the Enhanced return of approximately two-times the price appreciation of the Underlying ETF is before the deduction of Fund fees and expenses. Additionally, please remove the phrase “which include” since there is only one Outcome. Finally, please remove all references of “Outcomes” and replace with a singular “Outcome” because there is only one Outcome for the Fund. Alternative, please supplementally explain why the plural term “Outcomes” is appropriate for the Fund.

Response to Comment 9

The prospectus has been revised in accordance with this comment. However, the Fund believes that keeping the references to “Outcomes” is appropriate, because the Fund has multiple outcomes over multiple Target Outcome Periods.

Comment 10 – Cover Page

The Registration Statement provides, “Unlike other ETFs that utilize defined outcome investing strategies, the Fund does not seek to provide a buffer against Underlying ETF losses.” Please explain what this sentence means (i.e., that the Fund does not seek to provide a buffer).

Response to Comment 10

This sentence has been removed from the prospectus.

Comment 11 – Cover Page

The Registration Statement provides, “The cap is set on the first day of the Target Outcome Period and is ____% prior to taking into account any fees or expenses charged to shareholders.” Please refer to fees and expenses of the Fund since these are not charged directly to shareholders.

Response to Comment 11

This sentence has been removed from the prospectus and other references to the fees and expenses are in relation to the Fund.

Comment 12 – Cover Page

The Registration Statement provides, “Please note, if the Target Outcome Period has begun and the Fund has increased in price to a level near to the cap, an investor purchasing at that price has little or no ability to achieve gains but remains vulnerable to downside risks.” If this statement is accurate, please disclose on the cover page and in the summary prospectus that if the Target Outcome Period has begun and the Fund has increased in value from the beginning of the Outcome Period, an investor purchasing at that time will not benefit from the enhancement, if any, unless the Fund’s net asset value returns to the original amount at the beginning of the Outcome Period.

Response to Comment 12

The Fund respectfully declines to include the suggested disclosure because it does not believe it to be accurate. An investor purchasing after the current Target Outcome Period has begun when the Fund has increased in value from the beginning of the Outcome Period will still participate in “enhanced” returns up to the cap for that Target Outcome Period.

Comment 13 – Cover Page

The Registration Statement provides, “An investment in the Fund is only appropriate for shareholders willing to bear those losses.” Since the Fund does not provide a Buffer, please revise the reference to “those losses” with “loss of their entire investment,” or similar language.

Response to Comment 13

In accordance with Comments 1, 2 and 4, this sentence has been removed and the following disclosure has been added to the cover page of the prospectus:

You may lose some or all of your money by investing in the Fund.

Comment 14 – Fund Website

The Staff notes that the information on the website is vital to making an investment decision for investors purchasing shares after the commencement of the Outcome Period. Therefore, please bold or otherwise make more prominent the statements made throughout the Registration Statement that encourage investors to visit the Fund’s website. Additionally, please provide a mockup of the Fund’s website.

Response to Comment 14

Statements encouraging investors to visit the Fund’s website have been bolded in accordance with the comment. Additionally, a mockup of the website has been set forth on Exhibit B in this response.

Comment 15 – Investor Suitability Chart

The Fund’s investor suitability chart states that investors should only (or not) consider an investment in the Fund if they fully (or do not) understand that they will experience any losses incurred by the Underlying ETF on a one-to-one basis. The Staff notes the investor’s losses will depend on the price at which they purchase and sell Fund shares. Please revise the disclosure accordingly.

Response to Comment 15

The referenced disclosure has been removed from the prospectus.

Comment 16 – Summary Prospectus

Please indicate clearly in the summary prospectus whether the Underlying ETF’s return includes reinvestment of dividends.

Response to Comment 16

In accordance with the comment, the following disclosure has been added to the section entitled “Principal Investment Strategies:”

The Fund’s performance will not reflect the payment of dividends by the Underlying ETF.

Comment 17 – Fee Table

In supplemental correspondence, please disclose the Fund’s management fee to the Staff.

Response to Comment 17

The Fund’s management fee is anticipated to be 0.90% of average daily net assets for the FT Cboe Vest Growth-100 Enhanced ETF – [Month] and the FT Cboe Vest Growth-100 Quarterly Enhanced ETF. The Fund’s management fee is anticipated to be 0.85% of average daily net assets for the FT Cboe Vest U.S. Equity Quarterly Enhanced ETF and the FT Cboe Vest U.S. Equity Uncapped Buffer15 ETF – [Month].

Comment 18 – Principal Investment Strategies

The Staff notes the Registration Statement provides the investment objective of the Underlying ETF is to track the investment results of the NASDAQ-100 Index. The Staff notes the Underlying ETF cannot invest directly in the Index. Please revise this disclosure to say the Underlying ETF invests in securities that comprise the Index.

Response to Comment 18

In accordance with this comment, the third sentence in the section entitled “Principal Investment Strategies” has been revised to the following:

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests in all of the stocks in the NASDAQ-100 Index®.

Additionally, the disclosure referenced in the comment and the corresponding disclosure in the section entitled “The Underlying ETF” has been revised to the following:

The investment objective of the Underlying ETF is to seek to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the NASDAQ-100 Index®.

Comment 19 – Principal Investment Strategies

Please include a statement that unlike other funds that utilize a defined outcome investment strategy, the Fund does not seek to provide a Buffer against Underlying ETF losses and explain what that statement means.

Response to Comment 19

The Fund has removed this disclosure from the Registration Statement. The Fund believes that because the Fund does not include a buffer, it is more conducive to investor comprehension to not include any references to a buffer.

Comment 20 – Principal Investment Strategies

The Registration Statement provides, “If the Underlying ETF has decreased in price over the Target Outcome Period, the Fund will experience all losses on a one-to-one basis.” The investor’s losses will depend on the price at which they purchase and sell Fund shares. Please revise the disclosure accordingly.

Response to Comment 20

The Fund respectfully declines to make the revision because the introduction before the referenced disclosure explains that those are the outcomes for investors that hold Fund shares for an entire Target Outcome Period.

Comment 21 – Principal Investment Strategies

The Registration Statement provides, “On the first day of each new Target Outcome Period, the Fund resets by investing in a new set of FLEX Options that will provide the enhanced returns and a new cap for the new Target Outcome Period.” Please revise this sentence to clearly disclose there can be no guarantee the Fund will achieve its objective.

Response to Comment 21

The reference to “will provide” has been replaced with “are designed to provide” in the referenced disclosure.

Comment 22 – Principal Investment Strategies

The Registration Statement provides, “The cap, and the Fund’s position relative to the cap, should be considered before investing in the Fund.” With respect to “Fund’s position,” please consider revising to “value” or “net asset value.”

Response to Comment 22

In accordance with this comment, references to the “Fund’s position” have been replaced with the “Fund’s value.”

Comment 23 – Principal Investment Strategies

The Registration Statement provides, “However, the investor will remain vulnerable to significant downside risk because the investor will bear the losses on a one-to-one basis.” Please revise this disclosure to clearly indicate that an investor will bear all losses of the Underlying ETF.

Response to Comment 23

The referenced disclosure has been revised to the following:

However, the investor will remain vulnerable to significant downside risk because the investor will bear all losses of the Underlying ETF

Comment 24 – Principal Investment Strategies

Please supplementally provide the bar chart and graph currently missing from the Principal Investment Strategies section.

Response to Comment 24

Pursuant to the Staff’s request, and in accordance with Comment 4, the bar chart and graph have been set forth on Exhibit A in this response.

Comment 25 – Principal Investment Strategies

Please update the information on the Underlying ETF (QQQ) in the prospectus.

Response to Comment 25

The prospectus has been revised in accordance with this comment.

Comment 26 – Principal Investment Strategies

Please define “portfolio” and “portfolio deposit” as they relate to the Underlying ETF (QQQ).

Response to Comment 26

The prospectus has been revised in accordance with this comment.

Comment 27 – Principal Investment Strategies

The Staff notes the Fund provides sector information for the Underlying ETF as of December 31, 2019. Please update this information as necessary, including the date to December 31, 2020.

Response to Comment 27

In accordance with comments 1 and 2, the referenced disclosure has been removed from the prospectus. To the extent that the Fund has significant investments in the securities of companies operating in a specific sector, appropriate disclosure will be included.

Comment 28 – Principal Investment Strategies

Please move the discussion of the Fund being classified as “non-diversified” out of the Underlying ETF discussion.

Response to Comment 28

The prospectus has been revised in accordance with this comment.

Comment 29 – Principal Risks

For the Capped Upside Risk, please clarify that the returns of the Underlying ETF are before fees and expenses.

Response to Comment 29

The prospectus has been revised in accordance with this comment.

Comment 30 – Principal Risks

For consistency with the prospectus disclosure and because FLEX Options are not bought during the Outcome Period, please revise the Enhanced Return Risk to include “as the first day of the Outcome Period and the last day of the Outcome Period,” or similar disclosure. Additionally, please disclose in plain English the leverage risks associated with the Enhanced Return Risk or supplementally explain why this discussion is not needed.

Response to Comment 30

The prospectus has been revised in accordance with this comment, and the following disclosure has been added to the Enhanced Return Risk:

Additionally, because of the way the Fund is structured there are certain time periods where the value of the Fund may fall faster than the value of the Underlying ETF. For example, this could occur if the value of the Underlying ETF has risen since the first day of the Target Outcome Period then falls back to its value on the first day of the Target Outcome Period.

Comment 31 – Principal Risks

Please supplementally confirm the Portfolio Turnover Risk is a principal risk of the Fund. If so, please add frequent trading disclosure as required by Instruction 7 to Item 9(b) of Form N-1A. Alternatively, please delete the Portfolio Turnover Risk if it is not a principal risk of the Fund.

Response to Comment 31

Because the Target Outcome Period resets every three months, the Fund believes that Portfolio Turnover Risk is a principal risk of the Fund. Additionally, the Fund notes the section entitled “Portfolio Turnover” contains the following disclosure:

A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.

Comment 32 – Principal Risk

For the Target Outcome Period Risk, please supplementally explain to the Staff how the value of an investor’s investment in the Fund “may not experience the full benefit of the enhanced returns and may not participate in a gain in the value of the Underlying ETF up to the cap for the investor’s investment period.”

Response to Comment 32

An investor’s investment in the Fund may not experience the full benefit of the enhanced returns and may not participate in a gain in the value of the Underlying ETF up to the cap if the investor does not hold Fund shares for the entire Target Outcome Period or due to certain unforeseeable events that may interfere with the Fund’s Outcomes.

Comment 33 – Performance

Please supplementally disclose to the Staff the name of the broad-based index the Fund intends to use.

Response to Comment 33

The FT Cboe Vest U.S. Equity Quarterly Enhanced ETF and the FT Cboe Vest U.S. Equity Uncapped Buffer15 ETF – [Month] intend to use the S&P 500 Price Return Index for performance comparison purposes. The FT Cboe Vest Growth-100 Enhanced ETF – [Month] and the FT Cboe Vest Growth-100 Quarterly Enhanced ETF intend to use the Nasdaq-100 Price Return Index for performance comparison purposes.

Comment 34 – Premium/Discount Information

With respect to the Fund’s website disclosure, please confirm the Fund’s website disclosure will include all of the information required by Rule 6c-11(c)(1)(i)-(vi) under the 1940 Act.

Response to Comment 34

The Fund confirms that its website will include all of the information required by Rule 6c-11(c)(1)(i)-(vi) under the 1940 Act.

Comment 35 – Other Information

Please file with the Registration Statement, or incorporate by reference, the Sub-advisor’s Code of Ethics.

Response to Comment 35

The Sub-Advisors Code of Ethics will be filed with the Registration Statement or incorporated by reference.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess

Exhibit A

FT Cboe Vest Growth-100 Enhanced ETF – [Month]

•	The graph above represents the Fund’s hypothetical intended return profile based upon the performance of the Underlying ETF.
•	The caps in the graphs above are for illustration only and the actual caps may be different.
•	In the graph above, the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.

FT Cboe Vest Growth-100 Quarterly Enhanced ETF

•	The graph above represents the Fund’s hypothetical intended return profile based upon the performance of the Underlying ETF.
•	The caps in the graphs above are for illustration only and the actual caps may be different.
•	In the graph above, the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.

FT Cboe Vest U.S. Equity Quarterly Enhanced ETF

•	The graph above represents the Fund’s hypothetical intended return profile based upon the performance of the Underlying ETF.
•	The caps in the graphs above are for illustration only and the actual caps may be different.
•	In the graph above, the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.

FT Cboe Vest U.S. Equity Uncapped Buffer15 ETF – [Month]

•	The graph above represents the Fund’s hypothetical intended return profile based upon the performance of the Underlying ETF.
•	The caps in the graphs above are for illustration only and the actual caps may be different.
•	In the graph above, the dotted line represents the Underlying ETF’s performance, and the blue and orange lines represent the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.

Exhibit B